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         September 6, 2022

       Ding-Shin Chang
       President and Chief Executive Officer
       Phoenix Rising Companies
       641 10th Street
       Cedartown, Georgia 30125

                                                        Re: Phoenix Rising
Companies
                                                            Annual Report on
Form 10-K
                                                            Filed March 31,
2022
                                                            File No. 000-55319

       Dear Mr. Chang:

               We issued comments to you on the above captioned filing on July 14, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 20, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any questions.




         Sincerely,


         Division of Corporation Finance

         Office of Trade & Services